MAXIMA GUARANTOR GROUP

Combined Financial Statements

For the period April 30, 2006 to December 21, 2006

with Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Index to Combined Financial Statements

Report of Independent Registered Public Accounting Firm	3
Combined Statement of Earnings for the period April 30, 2006 to December 21, 2006	4
Combined Balance Sheet as of December 21, 2006	5
Combined Statement of Shareholders’ Equity for the period April 30, 2006 to December 21, 2006	6
Combined Statement of Cash Flows for the period April 30, 2006 to December 21, 2006	7
Notes to Combined Financial Statements	8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Actuant Corporation:

In our opinion, the accompanying combined balance sheet and the related combined statements of earnings, shareholders’ equity and cash flows, present fairly, in all material respects, the combined financial position of Maxima Guarantor Group (as defined within Note 1 of the financial statements) at December 21, 2006, and the combined results of their operations and their cash flows for the period of April 30, 2006 through December 21, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PRICEWATERHOUSE COOPERS

Milwaukee, Wisconsin

February 29, 2008

Maxima Guarantor Group

COMBINED STATEMENT OF EARNINGS

(US Dollars in thousands)

Period April 30, 2006 to December 21, 2006
Sales to non-affiliated customers	$28,878
Sales to non-consolidated subsidiaries	166

Net sales	29,044
Cost of goods sold	21,851

Gross profit	7,193
Operating expenses:
Research and development expense	273
Selling expense	1,481
General and administrative expense	3,520
Management fee from non-consolidated subsidiaries	(736)

Operating profit	2,655
Interest expense	1,218

Earnings before income tax expense	1,437
Income tax expense	534

Earnings before equity earnings of non-consolidated subsidiaries	903
Equity earnings of non-consolidated subsidiaries	90

Net earnings	$993

The accompanying notes are an integral part of these financial statements.

Maxima Guarantor Group

COMBINED BALANCE SHEET

(US Dollars in thousands, except share amounts)

December 21, 2006
Assets
Current Assets:
Cash and cash equivalents	$1,237
Accounts receivable, net of allowance for doubtful accounts of $37	5,890
Inventories, net	10,117
Deferred income taxes	629
Prepaid expenses and other current assets	742

Total Current Assets	18,615
Property, Plant and Equipment, net	12,962
Investment in non-consolidated subsidiaries	10,306
Other assets	772

Total Assets	$42,655

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$4,718
Accrued expenses	2,212
Current portion of long-term debt	1,863
Other current liabilities	1,154

Total Current Liabilities	9,947
Long-term debt, less current portion	15,550
Deferred income tax liabilities	945
Net payable to non-consolidated subsidiaries	4,222
Redeemable preferred shares subject to mandatory redemption	3,017
Warrants on redeemable preferred shares and common stock	2,740

Total Liabilities	36,421

Shareholders’ Equity
Common stock, $0.01 par value; 150,000 shares authorized, 115,479.88 shares issued and outstanding.	1
Additional paid-in capital	116
Retained earnings	5,294
Accumulated other comprehensive income	823

Total Shareholders’ Equity	6,234

Total Liabilities and Shareholders’ Equity	$42,655

The accompanying notes are an integral part of these financial statements.

Maxima Guarantor Group

COMBINED STATEMENT OF SHAREHOLDERS’ EQUITY

(US Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity	Comprehensive Income
Balance as of April 30, 2006	$1	$116	$4,301	$427	$4,845
Net earnings	—	—	993	—	993	$993
Cumulative translation adjustments	—	—	—	396	396	396

Balance as of December 21, 2006	$1	$116	$5,294	$823	$6,234	$1,389

The accompanying notes are an integral part of these financial statements.

Maxima Guarantor Group

COMBINED STATEMENT OF CASH FLOWS

(US Dollars in thousands)

Period April 30, 2006 to December 21, 2006
Operating activities
Net earnings	$993
Adjustments to reconcile net loss to cash provided by operating activities:
Equity earnings in non-consolidated subsidiaries	(90)
Depreciation and amortization	942
Loss on disposal of assets	44
Deferred income taxes	223
Source (use) of cash from changes in components of working capital:
Accounts receivable	1,888
Inventories	(1,564)
Prepaid expenses and other assets	480
Trade accounts payable	1,195
Accrued expenses and other liabilities	(133)

Cash provided by operating activities	3,978
Investing activities
Proceeds from sale of property, plant and equipment	18
Capital expenditures	(1,161)

Cash used in investing activities	(1,143)
Financing activities
Net repayments on revolving credit facilities	(349)
Repayments of long-term debt	(1,359)
Changes in net payables to non-conolidated subsidiaries	(100)

Cash used in financing activities	(1,808)

Net increase in cash and cash equivalents	1,027
Cash and cash equivalents—beginning of period	210

Cash and cash equivalents—end of period	$1,237

The accompanying notes are an integral part of these financial statements.

Maxima Guarantor Group

Notes to Combined Financial Statements

December 21, 2006

(US Dollars in thousands, except share data)

Note 1. Organization and Summary of Significant Accounting Policies

Basis of Presentation:    The combined financial statements include the accounts of Maxima Holding Company, Inc. (“Parent”) and its wholly-owned subsidiaries Maxima Technologies & Systems, LLC and Maxima Holdings Europe, Inc. (collectively, the “Maxima Guarantor Group” or the “Company”). The non-U.S. subsidiaries of the Parent (MT&S Europe, s.a.r.l., Maxima Spain Holdings, S.L., Maxima Technologies, S.L. and Instrumentos Stewart Warner de Mexico S.A. de C.V.) have been treated as equity investments in these financial statements as these entities are not part of the group which guarantees certain debt of Actuant Corporation. All significant intercompany accounts and transactions have been eliminated within the Company. Transactions between the Company and the non-consolidated subsidiaries have not been eliminated. These financial statements present the combined Maxima Guarantor Group balance sheet at December 21, 2006, and the combined results of their operations and cash flows for the period April 30, 2006 through December 21, 2006.

This period is presented as a result of the sale of the Company on December 22, 2006 to Actuant Corporation (see Note 16. “Subsequent Event”). The Maxima Guarantor Group financial statements have been prepared solely for fulfilling the Maxima Guarantor Group’s guarantee of certain debt of Actuant Corporation that was issued in June 2007.

Description of Business:    The Company is a global electronics company specializing in custom-engineered instrumentation, controls, components, and systems for low-to-medium volume severe-duty applications. The Company serves the marine, agricultural, construction equipment, industrial, specialty vehicle, and automotive aftermarket and is headquartered in Lancaster, Pennsylvania with operations in the United States and Mexico.

Advertising:    Advertising costs are expensed as incurred. Advertising expense for the period from April 30, 2006 to December 21, 2006 was $242.

Freight:    Amounts billed to customers for freight costs are classified as a reduction to cost of goods sold in the combined statement of earnings. Costs incurred by the Company for freight expenses to customers are classified as cost of goods sold. Freight costs billed to customers included as a reduction of cost of goods sold for the period from April 30, 2006 to December 21, 2006 were $501.

Revenue Recognition:    Customer sales are recognized as revenue when the risk of loss and title pass to the customer, which is generally upon shipment.

Foreign Currency Translation:    The Company uses the U.S. Dollar as the functional currency for operations in Mexico. All investments in foreign operations are translated into U.S. dollars at fiscal year-end exchange rates. Accumulated other comprehensive income consists entirely of the cumulative translation adjustment on the Company’s investment in its non-consolidated operations in Spain.

Warranty Liability:    The Company’s warranty policy is to cover its products for periods of one to two years. The Company has recorded a warranty liability of $690 as of December 21, 2006 to cover costs associated with its warranties.

Changes in the Company’s warranty reserve for the period April 30, 2006 to December 21, 2006 are as follows:

April 30, 2006 balance	$415
Provision for warranties	893
Warranty payments and costs incurred	(618)

December 21, 2006 balance	$690

Cash and Cash Equivalents:    Cash and cash equivalents include cash on hand and investments in an overnight sweep account which has a maturity of less than 90 days.

Accounts Receivable:    As of December 21, 2006, accounts receivable from non-affiliated customers located outside the United States totaled $705. Credit is extended based on an evaluation of the customer’s financial condition. As a general rule the Company does not require collateral. The Company provides an allowance for doubtful accounts based on historical results and specifically identified risks. Accounts receivable are charged off against the allowance for doubtful accounts when management determines that recovery is unlikely and the Company ceases its collection efforts. Accounts receivable are considered to be past due when the customer’s receivable balance ages beyond the payment term date.

Maxima Guarantor Group

Notes to Combined Financial Statements

December 21, 2006

(in thousands, except share data)

Inventories:    Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. The Company reduces the inventory value for estimated obsolete and slow-moving inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by the Company, additional inventory write-downs may be required.

Property, Plant and Equipment:    Property, plant, and equipment are recorded at cost and include expenditures that substantially increase the useful lives of the assets. Depreciation is recorded using the straight-line method over estimated useful lives ranging from ten to twenty-five years for buildings and improvements and two to seven years for machinery and equipment. Leasehold improvements are amortized over the life of the related asset or the life of the lease whichever is shorter. Depreciation expense for the period from April 30, 2006 to December 21, 2006 totaled $838. Maintenance and repairs are expensed as incurred. When property, plant, or equipment is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized.

Long-Lived Assets:    Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, requires that companies consider whether indicators of impairment of long-lived assets are present. Management reviews the carrying value of long-lived assets on an ongoing basis. When factors indicate that a long-lived asset may be impaired, management uses an estimate of the undiscounted future cash flows over the remaining life of the asset in measuring whether the long-lived asset is recoverable. If such an analysis indicates that impairment has in fact occurred, the book value of the long-lived asset is written down to its fair value, which is estimated using discounted cash flows.

Financial Instruments:    The following methods and assumptions were used to estimate the fair values of each class of financial instruments. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value because of their short-term nature. The carrying amount of long-term debt approximates its fair value because the interest rate is reflective of rates that the Company could currently obtain on debt with similar terms and conditions.

Income Taxes:    Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These temporary differences are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be realized.

Corporate Allocations:    The Company billed approximately $736 of management fees to their non-consolidated subsidiaries. This is primarily related to key individuals and the core business team that support the operations of the non-consolidated subsidiaries. Additionally, all debt is held by the Parent, and interest expense related to this debt is not allocated to the foreign operations.

Use of Estimates:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements:    In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151 “Inventory Costs”. This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as defined in ARB No. 43. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred in fiscal years beginning after June 15, 2005. As such, the Company was required to adopt these provisions on April 30, 2006 for the period ending on December 21, 2006. The adoption of SFAS No. 151 did not have an impact on its financial position, results of operation, or cash flows.

Maxima Guarantor Group

Notes to Combined Financial Statements

December 21, 2006

(in thousands, except share data)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a Replacement of Accounting Principles Board (APB) Opinion No. 20 and FASB Statement No. 3”. This statement changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires companies making a voluntary change in the accounting principle to apply that change retrospectively to prior periods’ financial statements, unless this would be impractical. This statement was effective for fiscal years beginning after December 15, 2005. The adoption of this statement did not have an effect on Company financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”, (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating what effect, if any, adoption of FIN 48 will have on the Company’s financial statements.

Note 2. Inventories

Inventories consist of:

December 21, 2006
Raw materials	$7,603
Work-in-process	1,139
Finished goods	2,002

10,744
Less: Allowance for excess and obsolete inventories	(627)

$10,117

Note 3. Property, Plant, and Equipment

Property, plant, and equipment consists of:

December 21, 2006
Land	$1,350
Buildings and improvements	4,157
Machinery and equipment	9,882
Construction in progress	1,410

16,799
Less: Accumulated depreciation	(3,837)

$12,962

Maxima Guarantor Group

Notes to Combined Financial Statements

December 21, 2006

(in thousands, except share data)

Note 4. Long-term Debt

A summary of the Company’s long-term debt is as follows:

December 21, 2006
Revolving credit facility	$—
Term Loan A	6,500
Term Loan B	6,913
Mortgage payable—Lancaster	4,000

Total debt	17,413
Less: Current portion	(1,863)

Total long-term debt, less current portion	$15,550

On July 27, 2005, the Company entered into a Loan and Security Agreement (Loan Agreement) that provides for a revolving credit facility and two term loans (Term Loan A and Term Loan B). Substantially all of the Company’s assets are pledged as collateral under the new Loan Agreement.

The revolving credit facility provides for borrowings of up to $6,000, with a $1,000 letter of credit sub-facility expiring, on July 27, 2010. Borrowings under the revolving credit facility are limited to a percentage of eligible accounts receivable and inventories in the Company’s United States operations and bear interest at the lender’s Revolving Interest Rate, as described in the Loan Agreement, payable monthly (9.13% at December 21, 2006). The Company pays a fee on the unused portion of the revolving credit facility of 0.5% per year.

The Term Loan A provides borrowings of $12,000, repayable over five years in equal quarterly installments of $433 plus a lump sum at maturity. Borrowings bear interest at a rate under two alternatives, which are at the Company’s option, a floating rate equal to the Term Index Rate plus 2.50% or, absent a default, a fixed rate equal to the LIBOR Rate plus 3.75%, (9.13% at December 21, 2006).

The Term Loan B provides borrowings of $7,000, repayable over six years in equal quarterly installments of $17 for the first five years and $1,663 per quarter for the sixth year. Borrowings bear interest at a rate under two alternatives, which are at the Company’s option, a floating rate equal to the Term Index Rate plus 3.00% or, absent a default, a fixed rate equal to the LIBOR rate plus 4.25%, (9.63% at December 21, 2006).

The mortgage loan, which covers the Company’s Lancaster, Pennsylvania facilities, is payable in monthly installments of $29 and bears interest at a fixed rate of 7%. The unpaid principal balance of the mortgage loan along with all accrued interest is payable on March 29, 2011.

The Loan Agreement contains various affirmative and negative covenants. Among other things, the covenants limit the Company’s ability to incur additional indebtedness and make capital expenditures, and require the Company to achieve certain levels of EBITDA and maintain certain financial ratios with respect to fixed charge coverage and indebtedness to EBITDA, as defined.

The Company paid interest of $1,039 during the period April 30, 2006 to December 21, 2006. As described in Note 16. “Subsequent Event”, the Company repaid all outstanding debt balances as part of the sale of the Company.

Maxima Guarantor Group

Notes to Combined Financial Statements

December 21, 2006

(in thousands, except share data)

Note 5. Income Taxes

Income tax expense is comprised of the following:

Period April 30, 2006 to December 21, 2006
Current:
Federal	$272
State	39

Total current	311

Deferred:
Federal	195
State	28

Total deferred	223

Income tax expense	$534

Federal, state, and foreign income taxes paid by the Company for the period April 30, 2006 to December 21, 2006 totaled $624.

Income tax expense recognized in the accompanying Combined Statement of Earnings differs from the amounts computed by applying the Federal income tax rate to earnings before income tax expense. A reconciliation of income taxes at the Federal statutory rate to the effective tax rate is summarized in the following table:

Percentage of Pre-tax Earnings	Period April 30, 2006 to December 21, 2006
Federal statutory rate	35.0%
State income taxes, net of Federal effect	4.6%
Loss on disregarded foreign entity	(3.1%	)
Other	0.6%

Effective tax rate	37.1%

The significant reconciling items of income taxes at the statutory rate to the income tax provision are state income taxes (net of federal effect), and non-deductible dividends during the period from April 30, 2006 to December 21, 2006.

The following table sets forth the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities:

December 21, 2006
Deferred tax assets:
Accounts receivable	$15
Inventories	471
Accrued liabilities	143
Foreign tax credits	665

1,294
Valuation allowance	(665)

Total deferred tax assets	$629

Deferred tax liabilities:
Plant and equipment, principally due to differences in depreciation	$945

Total deferred tax liabilities	$945

The valuation allowance of $665 in 2006 relates to foreign tax credits that may expire before being realized.

Maxima Guarantor Group

Notes to Combined Financial Statements

December 21, 2006

(in thousands, except share data)

Note 6. Redeemable Preferred Stock

The Company accounts for its Mandatory Redeemable Preferred Stock in accordance with SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” Based on the requirements of this statement the Company records its 2,565.16 shares of Mandatory Redeemable Preferred Stock as a liability and the dividends on such shares are recorded as interest expense. At December 21, 2006, approximately $3,017 was recorded as a redeemable preferred stock liability, and approximately $171 of interest expense is recorded for the period April 30, 2006 to December 21, 2006.

The holders of Redeemable Preferred Stock are entitled to dividends that compound semiannually and accrue cumulatively at the rate of 8% per year on the Liquidation Value, as defined. As of December 21, 2006, $452 of dividends were accrued and unpaid.

The Company may redeem its Redeemable Preferred Stock at any time at its option. In the event of a public offering, as defined, the Company is required to use the net cash proceeds from such offering to redeem the Redeemable Preferred Stock. The Company also may be required to redeem the Redeemable Preferred Stock upon the occurrence of certain other events, such as a sale or merger, at the holder’s option. The Redeemable Preferred Stock is subject to mandatory redemption on July 11, 2018. The redemption price equals $1,000 per share plus accrued and unpaid dividends.

The Company’s Redeemable Preferred Stock has no voting rights except as follows: So long as any shares of the Redeemable Preferred Stock are outstanding, the Company shall not, without the affirmative vote or the written consent of the holders of at least 51% of the then-outstanding shares of Redeemable Preferred Stock:

A.	Create, authorize, or issue any class or series of stock ranking either as to payment of dividends or distribution of assets prior to or on parity with the Redeemable Preferred Stock

B.	Change the preferences, rights, or powers with respect to the Redeemable Preferred Stock, so as to affect such stock adversely

C.	Issue any additional shares of Redeemable Preferred Stock

Upon any liquidation, dissolution, or winding up of the Company, the holders of Redeemable Preferred Stock will be entitled to be paid, before any distribution or payment is made upon any of the Company’s other equity securities, an amount in cash equal to $1,000 per share plus all accrued and unpaid dividends.

Note 7. Warrants

The Company previously issued warrants to purchase 135.01 shares of the Company’s Redeemable Preferred Stock at an exercise price equal to $0.01 per share and 5,263.16 shares of Common Stock at an exercise price equal to $1.00 per share, which were outstanding at December 21, 2006. The warrants were issued to the lender of the Company’s Loan Agreement dated July 11, 2003, and are exercisable at any time prior to July 11, 2013. The debt was repaid in July 2005. The holder’s interest in the warrants is subject to repurchase by the Company at its option or as required by the holder under certain circumstances, at a current market value, as defined. The current market value of the Redeemable Preferred Stock warrants is defined as the redemption price plus accrued dividends for the number of shares for which the warrant is exercisable. The current market value of the common stock warrants of $2,740 at December 21, 2006 is based on an appraised value of the Company.

Maxima Guarantor Group

Notes to Combined Financial Statements

December 21, 2006

(in thousands, except share data)

Note 8. Shareholders’ Equity

Stock Option Plan

The Company has a stock option plan and authorization to issue options to purchase 3,095.97 shares of common stock. As of December 21, 2006, no options had been granted.

Shares Reserved for Future Issuance

The Company has the following shares reserved for future issuance as of December 21, 2006:

	Common	Preferred
Stock option plan	3,095.97	—
Warrants	5,263.16	135.01

	8,359.13	135.01

Note 9. Retirement Plans

Substantially all domestic employees are eligible to participate in the Company’s 401(k) Plan. Under this Plan, the Company is obligated to make contributions, to the extent of the employees participation in the Plan, of 25% of the first $7.5 of earnings contributed by the employee. The 401(k) Plan also allows the Company to make discretionary matching contributions. The nondiscretionary employer contributions made to the 401(k) Plan for the period from April 30, 2006 to December 21, 2006 were $132. The Company made no discretionary employer contributions during this period.

Note 10. Leases

The Company’s future minimum lease payments under operating leases that have noncancelable terms in excess of one year at December 21, 2006 are as follows:

2007	$335
2008	340
2009	23
2010 and thereafter	—

Total minimum payments	$698

Operating lease expense was $213 for the period from April 30, 2006 to December 21, 2006. Certain operating lease agreements contain renewal or purchase options and/or escalation clauses.

Maxima Guarantor Group

Notes to Combined Financial Statements

December 21, 2006

(in thousands, except share data)

Note 11. Commitments and Contingencies

On August 10, 2005, Auto Meter Products, Inc. (Auto Meter) filed lawsuit against the Company related to a trade dress and trademark infringement. On October 14, 2005, the Company brought a separate lawsuit alleging that Auto Meter infringed on the Company’s trade dress rights and design patent rights. The discovery phase of this lawsuit has recently been completed. The Company has incurred legal costs in the amount of $1,202, during the period April 30, 2006 to December 21, 2006, related to this lawsuit. At December 21, 2006, the Company believes an unfavorable outcome on this matter is not probable. Additionally, the Company has been indemnified for these costs by either Actuant Corporation and HB Equity. The Company is vigorously contesting the lawsuit. The Company is also involved in other routine litigation incidental to the conduct of its business, the results of which, in the opinion of management, are not likely to be material to the Company’s financial condition, results of operations, or cash flows.

Note 12. Concentrations of Credit Risks

Financial instruments, which subject the Company to potential concentration of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. Concentration of credit risk with respect to trade receivables is generally mitigated by a large customer base and its geographic dispersion. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers.

Note 13. Related Party

The Company paid Hubregsen Bonnet Equity Partners, L.P. (“HB Equity”), the principal owner of the Company’s common and preferred outstanding stock, a management fee of approximately $167 during the period April 30, 2006 to December 21, 2006 in accordance with the HB Equity management agreement. At December 21, 2006 there was $452 accrued and unpaid dividends related to this preferred stock. This expense is included in General and Administrative Expense on the Combined Statement of Earnings. The Company charged a management fee of approximately $736 to its non-consolidated subsidiaries. The Company has a receivable due from its non-consolidated subsidiaries in the amount of $106 which is included in accounts receivable.

Note 14. Segment Information

The Company’s operations are classified into one business segment. These operations are conducted primarily in the United States and Mexico.

Note 15. Geographic and Customer Information

The following table summarizes financial information by geographic region:

Period April 30, 2006 to December 21, 2006
Net sales
United States	$26,605
All Other	2,439

$29,044

December 21, 2006
Long-lived assets
United States	$23,993
Other	47

$24,040

Maxima Guarantor Group

Notes to Combined Financial Statements

December 21, 2006

(in thousands, except share data)

The following table summarizes sales by product line:

Period April 30, 2006 to December 21, 2006
Electronic Instruments	$18,817
Fuel Senders and Accessories	10,227

$29,044

Note 16. Subsequent Event

On December 22, 2006, all of the common stock of the Company was sold to Actuant Corporation for approximately $91.0 million. As part of this transaction, all outstanding debt balances were repaid, the preferred stock was retired, the warrants were cancelled and the stock option plan was terminated. The management agreement between the Company and the seller, HB Equity was also cancelled. Effective with the sale of the Company, the Company became a guarantor of Actuant Corporation debt including the 6.875% Senior Notes and Actuant’s Senior credit facility.